EXHIBIT 99.1

Fury Gold and Newmont Complete Consolidation of Joint Venture Interests and Define Nine Targets at Éléonore South Gold Project

VANCOUVER, Canada – September 12, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that the Company and Newmont Corporation (NYSE: NEM, TSX: NGT) (“Newmont”), through their respective subsidiaries, have completed the previously announced buy-out of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the Éléonore South Joint Venture (“ESJV”), on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests are Fury 50.022% and Newmont 49.978% with Fury remaining operator under an amended and restated joint venture agreement. The cost to Fury of the 11.902% additional participating interest in the joint venture is C$1,202,663.

“We are excited to be moving forward with our valued partner and industry leader, Newmont, with an updated ESJV agreement. One of our favourite targets has been the five and a half kilometer anomaly that is hosted on the ESJV property, and we are eager to more readily advance this to drill stage next year,” said Tim Clark, CEO of Fury. “The potential for a larger scale discovery within the land package, coupled with the excellent access to roads and hydro power in the James Bay region could represent significant value and upside for shareholders.”

Targeting Update

The Company is also pleased to provide an update on targeting at the Éléonore South Joint Venture project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The Company has defined nine gold targets through the completion of an infill till sampling program within a five and a half kilometer long undrilled historical gold-in-till anomaly (Figure 1). Fury and its joint venture partner are currently following up on these targets to advance them to the drill stage and exploring to develop additional targets.

There are two distinct styles of mineralization that are being targeted on the project, structurally controlled high-grade gold veins similar to the Éléonore deposit as well as bulk tonnage disseminated gold mineralization as defined at Sirios’s Cheechoo deposit and within the JT and Moni zones within the ESJV. Table 1 below characterizes both styles of mineralization.

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Figure 1: Éléonore South Joint Venture Project Location and Infrastructure showing the location of the nine gold-in-till targets.

Table 1: Mineralization Styles Present Regionally

Category	Eleonore Style	Cheechoo Style
Mineralization	Quartz-diopside-tourmaline-sx veins and stockwork. Silica-carbonate-diopside-actinolite-phlogopite alteration.	Quartz-feldspar-amphibole-sx veins and stockworks. Strong strain zones. Feldspar-sericite-carbonate alteration.
Geometry	5-6m, up to 20m wide	40-50m wide vein networks
Geology	Massive to thinly bedded wacke, pelite, conglomerate. Pegmatites	Contacts of trondjhemite intrusions into sediments, pegmatites
Structure	Folded stratigraphy, strong strain zones	Strong strain zones, rigid intrusive contacts
Geochemistry	Au-As	Au-As-W-Bi
Geophysics	Chargeability highs associated with mineralization	Magnetic lows/highs associated with intrusion margins

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Follow-up work in 2021 concentrated on defining discrete targets within the broad historic five and a half kilometer gold in till anomaly by conducting infill till sampling on a 100 meter by 50 meter grid which identified nine discrete gold and associated pathfinder element anomalies. As part of the 2021 exploration program, the Company reinterpreted and inverted historical magnetic geophysical surveys that demonstrated the nine discrete gold in till anomalies were centered on an east-west structural corridor that separates intrusives to the south and sediments to the north. The importance of this new structural framework is that the newly defined discrete gold in till anomalies are located along deep-rooted structures clearly visible in the geophysical data (Figure 2).

ESJV – Magnetic Inversion

Geochemical Anomalies Located Along Deep Rooted Structures

Legend
Faults
Gold Mineralization
Anomalies
Au-As-Bi
Au-As-W
Au-As-Bi-W
Magnetics
Low
High
N
JT
Moni
1 km
Cheechoo
JT East
3 km

Figure 2: Geochemical targets lie along deep rooted structures visible from the 3-D inverted magnetics

Based on the elemental associations observed of gold with arsenic, bismuth and tungsten, in both the historical and infill sampling Fury’s technical team feels the most likely style of mineralization to be encountered in the nine targets will be the Cheechoo style observed at the JT and Moni zones within the ESJV (Figure 3). Notable drill intercepts at JT and Moni include; 53.25m of 4.22 g/t gold (Au); 6.0 metres of 49.50 g/t Au including 1.0 metre of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au (Table 2).

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“Advancing from a single untested large scale gold-in-till anomaly to nine discrete targets allows Fury to focus our exploration efforts as we drive towards drilling a series of robust gold in till anomalies along clearly defined deep rooted structures exactly where one would hope for them to be in an orogenic setting,” stated Bryan Atkinson, P.Geol., SVP Exploration of Fury.

ESVJ – Nine Discrete Gold Targets Identified

FURY

Gold
2 km
Legend
ESJV Claim Outline
Anomalies
Au-As-Bi
Au-As-W
Au-As-Bi-W
Au Grid (ppm)
0.039
0.018
0.0096
0.0048
0.0025
0.0012
Legend
Soil Sampling 2022
ESJV Claim Outline
Anomalies
Au-As-Bi
Au-As-W
Au-As-Bi-W
N
5 km
Arsenic
2 km
Legend
ESJV Claim Outline
Anomalies
Au-As-Bi
Au-As-W
Au-As-Bi-W
As Grid (ppm)
36.008
24.47
17.9
12.19
6.03
2.72
Tungsten
2 km
Legend
ESJV Claim Outline
Anomalies
Au-As-Bi
Au-As-W
Au-As-Bi-W
W Grid (ppm)
2.531
1.51
1.16
0.92
0.66
0.42

Figure 3: 2021 geochemical survey elemental grids showing the correlation between gold, arsenic and tungsten.

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Table 2: ESJV Historical Drill Highlights from the Moni and JT Zones (Cheechoo Style Mineralization)

Hole ID		From	To	Length (m)	Au g/t
ES17-64		167.25	220.50	53.25	4.22
		202.5	213.0	10.5	13.00
	Incl.	204.0	207.0	3.0	37.90
ES18-098		8.1	16.5	8.4	8.56
	Incl.	8.9	9.8	1.0	71.40
ES18-100		14.0	20.0	6.0	49.40
	Incl.	17.0	18.0	1.0	294.00
ES18-133		164.8	171.0	6.2	14.70
	Incl.	167.0	168.0	1.0	80.40
ES19-156		140.3	150.0	9.7	7.44
	Incl.	144.7	145.5	0.8	63.20
ES19-157		169.4	193.2	23.8	3.08
	Incl.	181.0	182.5	1.5	27.80
	and	186.4	187.2	0.8	13.35
ES17-077		142.5	188.0	45.5	1.46
	Incl.	186.5	188.0	1.5	23.10
*Cutoff 0.25 g/t Au, maximum internal dilution 4m

Technical Disclosure

Historical JT and Moni Drilling

Analytical samples were taken by sawing BTW diameter core into equal halves on site and sent one of the halves to ALS Lab in Rouyn-Noranda, Val d’Or, QC, and Sudbury, ON for preparation and analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 3 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed. True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Infill till Sampling

Till samples were collected for the B-horizon within a predefined grid with a spacing of 50 metres along 200 metre spaced line for overall coverage of 50 x 100 metres. Samples are screened using 180um screen analyzed for gold and multi-element using 50g (or 25g where is not enough material) nominal weight trace level method by aqua regia extraction and ICP-MS finish method (AuME-TL44 or AuME-TL44) on a -180um fraction. QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

David Rivard, P.Geo, Exploration Manager at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 76.5 million common share position in Dolly Varden Silver Corp. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”. Specific forward-looking information contained in this release primarily relates to statements that suggest that the completion of the buy-out between Fury, Newmont, and Azimut will complete on schedule or at all.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only speak as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). Mineral Reserves and Mineral Resources were completed in accordance with the Securities and Exchange Commission’s (SEC) rule “SK-1300”. The Company’s descriptions of its projects using applicable CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

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